UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CompoSecure, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 Par Value per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

Thomas R. Knott Resolute Compo Holdings LLC 445 Park Avenue, Suite 15F New York, NY 10022 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20459V105	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Resolute Compo Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,290,409(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,290,409(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,290,409(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 49,290,409 shares of Class A Common Stock, $0.0001 par value per share, issued by CompoSecure, Inc. (the “Class A Common Stock”), held of record by Resolute Compo Holdings LLC (“Resolute Compo Holdings”).
(2)	Based upon 96,164,658 shares of Class A Common Stock that were outstanding as of November 27, 2024, as reported by the issuer in a Current Report on Form 8-K filed on November 29, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Tungsten 2024 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,290,409(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,290,409(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,290,409(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and Thomas Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(2)	Based upon 96,164,658 shares of Class A Common Stock that were outstanding as of November 27, 2024, as reported by the issuer in a Current Report on Form 8-K filed on November 29, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Thomas R. Knott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,290,409(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,290,409(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,290,409(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(2)	Based upon 96,164,658 shares of Class A Common Stock that were outstanding as of November 27, 2024, as reported by the issuer in a Current Report on Form 8-K filed on November 29, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 5 of 7

1	NAME OF REPORTING PERSON John D. Cote
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000(1)
	8	SHARED VOTING POWER 49,290,409(2)
	9	SOLE DISPOSITIVE POWER 1,500,000(1)
	10	SHARED DISPOSITIVE POWER 49,290,409(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,790,409(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Ridge Valley LLC is the record holder of 1,500,000 shares of Class A Common Stock. Mr. John Cote serves as manager of Ridge Valley LLC.
(2)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(3)	Based upon 96,164,658 shares of Class A Common Stock that were outstanding as of November 27, 2024, as reported by the issuer in a Current Report on Form 8-K filed on November 29, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 6 of 7

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons on September 19, 2024 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

This Amendment No. 1 is being filed to amend Item 5 to the Initial Statement solely due to a change in the aggregate number of Class A Common Stock outstanding and not due to any transaction by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 27, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Resolute Compo Holdings LLC (1)	49,290,409	0	49,290,409	0	49,290,409	49,290,409	51.3%
Tungsten 2024 LLC (1)	0	0	49,290,409	0	49,290,409	49,290,409	51.3%
Thomas Knott (1)	0	0	49,290,409	0	49,290,409	49,290,409	51.3%
John Cote (1)	0	1,500,000(2)	49,290,409	1,500,000(2)	49,290,409	50,790,409	52.8%

(1)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(2)	Shares held through Ridge Valley LLC, of which Mr. John Cote serves as manager.
(3)	Based upon 96,164,658 shares of Class A Common Stock that were outstanding as of November 27, 2024, as reported by the issuer in a Current Report on Form 8-K filed on November 29, 2024.

The information provided pursuant to this Item 5 excludes 2,000,000 and 618,013 shares of Class A Common Stock held by Michele D. Logan and CompoSecure Employee, L.L.C., respectively, each of which has agreed pursuant to the respective Purchase Agreement, attached to the Initial Statement as Exhibit 2 and Exhibit 3, to vote its shares in favor of Resolute Compo Holdings’ nominees for the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) None.

(d) None.

(e) Not applicable.

CUSIP No. 20459V105	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2024

RESOLUTE COMPO HOLDINGS LLC

By:	Tungsten 2024 LLC, its managing member

By:	/s/ John D. Cote
	Name:	John D. Cote
	Title:	Manager

TUNGSTEN 2024 LLC

By:	/s/ John D. Cote
	Name:	John D. Cote
	Title:	Manager

THOMAS R. KNOTT

/s/ Thomas R. Knott
Thomas R. Knott

JOHN D. COTE

/s/ John D. Cote
John D. Cote